Exhibit 7.1
The following table sets forth the Bank's ratio of earnings to fixed charges:
Year ended December 31, in CHF m	2006	2005	2004	2003	2002

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of changes in accounting principles	12,801	6,286	6,373	4,020	(2,109)

Less:
Income from investments in associates	114	271	130	18	77

Pre-tax earnings from continuing operations	12,687	6,015	6,243	4,002	(2,186)

Pre-tax earnings before fixed charges	56,670	35,365	25,132	20,429	18,807

Add:
Interest expense	43,423	28,822	18,363	15,897	20,370

Interest portion of rentals1)	560	528	526	530	623

Total fixed charges	43,983	29,350	18,889	16,427	20,993

Less:
Minority interests	3,620	2,064	1,113	101	120

Earnings before fixed charges and provisions for income taxes	53,050	33,301	24,019	20,328	18,687

Ratio of earnings to fixed charges	1.21	1.13	1.27	1.24	0.89	2)

1) Amounts reflect a two-third portion of premises and real estate expenses, the portion deemed representative of the interest factor. 2) The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 2,306 million for the year ended December 31, 2002.